Exhibit 99.1

Aurora Cannabis Completes Hempco Food and Fibre Acquisition

NYSE | TSX : ACB

Introduces Aurora Hemp: A Global Hemp Leader Focused on CBD and Organic Hemp Food Products

EDMONTON, Aug. 19, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, is pleased to announce today the completion of the previously announced plan of arrangement (the "Arrangement") with Hempco Food and Fiber Inc. ("Hempco") (TSX-V: HEMP) pursuant to which Aurora has acquired all of the issued and outstanding common shares of Hempco ("Hempco Shares") not already owned by Aurora, reflecting a valuation of approximately C$63.4 million on a fully diluted basis. Hempco is now a wholly-owned subsidiary of Aurora. The Hempco Shares will be delisted from the TSX Venture Exchange, and Aurora will apply to the relevant securities commissions for Hempco to cease to be a reporting issuer under Canadian securities laws.

Hempco provides Aurora with access to low-cost, high-volume raw hemp material for the extraction of primarily cannabidiol ("CBD") and other cannabinoids, which is gaining recognition for potential health benefits across a wide range of applications. Aurora identified the potential of hemp-derived CBD early on, completing its first investment in Hempco in 2017, and has subsequently expanded its hemp-based infrastructure through targeted acquisitions and strategic partnerships, creating Aurora Hemp: an integrated operating unit executing the Company's Global Hemp Strategy. With expertise across genetics, extraction, product development, brands and distribution, Aurora Hemp is an end-to-end offering across the entire hemp value chain:

Aurora Cannabis Completes Hempco Food and Fibre Acquisition (CNW Group/Aurora Cannabis Inc.)

  Hempco, a trusted and respected pioneer, innovator and provider of quality, hemp-based foods, hemp fiber, and hemp nutraceuticals. Brands include PLANET HEMP™ and PRAISE, hemp-based foods and nutritional supplements for people and animals. Hempco is nearing completion of a new, state-of-the-art Nisku facility, a 56,000 square foot, 2.9 million kg per year hemp processing facility.
  Agropro, Europe's largest producer of organic hemp and hemp-based food products has extensive experience in sowing seeds, growing, machine harvesting, drying and cleaning biomass in preparation for food processing or extraction into CBD.
  Borela, a processor and distributor across the European Union of organic hulled hemp seeds, hemp seed protein, hemp flour, and hemp seed oil.
  ICC Labs, a Latin American based producer and distributor of cannabinoid products for recreational and medicinal use with operations in Uruguay and Colombia. ICC has access to high CBD hemp genetics available for export to international jurisdictions.
  Anandia Labs, the industry leader in science, genetics, and independent cannabis product testing to provide rigorous product testing and quality assurance, ensuring safe and efficacious consumer products.
  Radient Technologies, a provider of industrial-scale manufacturing solutions with a technology platform designed for high extraction and high-volume throughput of cannabinoids available in the plant biomass.
  UFC Clinical Research and Product Development, through this partnership Aurora and UFC will research and examine the use of hemp-derived CBD as an effective treatment for pain, inflammation, wound-healing, and recovery on MMA athletes. Research data will then be used to drive the development of a portfolio of science-backed, high-quality, hemp-derived CBD topical treatments, under the new high-performance sports brand ROAR Sports.

"Aurora is defining the future of cannabis and hemp, globally," said Terry Booth, CEO of Aurora. "Through the addition of Hempco, we have assembled a world-class portfolio of high-quality hemp assets that together form the basis of a strong new operating division that will develop CBD-from-hemp around the world. Aurora Hemp brings together the cultivars, strategic partners, brands, and distribution networks to service medical, consumer, and wellness markets and further advances Aurora's entry into the US hemp food and hemp-derived CBD markets."

Skirmantas Nikštelė, CEO of Agropro added, "In addition to our established hemp-based food operations, our proprietary hemp propagation, harvesting, drying, and post-harvest processing technology provides the scale and efficiency required to service the global demand for high-quality, CBD-from-hemp products. With integrated assets across the hemp value chain, Aurora Hemp is uniquely positioned to deliver a diversified suite of products to our customers."

Transaction Details

Under the Arrangement, each Hempco shareholder will receive $1.04 per Hempco Share, payable in common shares of Aurora (the "Aurora Shares") at a deemed value of $12.01 per Aurora Share, resulting in an exchange ratio of approximately 0.08659 Aurora Shares for each Hempco Share. To give effect to the Arrangement, Aurora has issued a total of 2,610,642 Aurora Shares and reserved for issuance a total of 242,602 Aurora Shares issuable in lieu of Hempco Shares upon exercise of outstanding Hempco stock options. The number of Aurora Shares issued and issuable to give effect to the Arrangement represents in the aggregate approximately 0.26% of the outstanding Aurora Shares.

The Arrangement was approved at a special meeting held for Hempco shareholders on August 13, 2019 by approximately 98.84% of the votes cast by Hempco shareholders (93.66% after excluding the votes of Aurora as required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions for the purposes of determining minority approval for the Arrangement). Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on August 15, 2019.

Full details of the Arrangement and certain other matters are set out in the management information circular of Hempco dated July 12, 2019 (the "Hempco Circular"). A copy of the Hempco Circular and other meeting materials can be found under Hempco's profile on SEDAR at www.sedar.com.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements in this news release include, but are not limited to statements with respect to: results of operations, anticipated benefits and cost synergies associated with the Arrangement, internal expectations, estimated margins, expectations for future growing capacity, costs and opportunities, the effect of the Arrangement on the combined company and its future strategy, plans, objectives, goals, targets and future developments, the completion of any capital projects or expansions, the anticipated timing for the de-listing of Hempco from the TSX Venture Exchange and for Hempco to cease to be a reporting issuer. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Hempco shareholders are urged to carefully read the Hempco Circular and related materials in their entirety as they contain important information regarding the Arrangement and its consequences to Hempco shareholders.

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 19-AUG-19